

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2021

Robert Clark
Chief Executive Officer
KONA GOLD BEVERAGE, INC.
746 North Drive, Suite A
Melbourne, Florida 32934

Re: KONA GOLD BEVERAGE, INC.
Registration Statement on Form S-1
Filed September 22, 2021
File No. 333-259718

Dear Mr. Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing